Exhibit 12.1

FERRELLGAS PARTNERS, L.P. AND SUBSIDIARIES

CALCULATION OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

						Six months
	Year ended July 31,					ended Jan 31,
	2007	2008	2009	2010	2011	2012	2011
Earnings
Pre-tax income from continuing operations	$41,360	$24,771	$54,864	$34,625	$(42,407)	$3,911	$(5,198)
Add: Fixed charges (see below)	98,997	96,043	95,911	126,270	154,063	50,092	92,329
Less: capitalized interest	—	—	—	—	—	—
Income as adjusted (a)	$140,357	$120,814	$150,775	$160,895	$111,656	$54,003	$87,131

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	87,953	86,712	89,519	122,000	148,847	47,433	89,721
Interest portion of lease expense	11,044	9,331	6,392	4,270	5,216	2,659	2,608
Fixed charges (b)	$98,997	$96,043	$95,911	$126,270	$154,063	$50,092	$92,329

Ratio of Earnings to Fixed Charges (a/b)	1.4	1.3	1.6	1.3	0.7	1.1	0.9